Exhibit 7.1

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	2016	2015	2014	2013	2012
IFRS
Fixed Charges:
Interest capitalized in fixed assets	3,667,752	5,258,854	3,997,121	2,943,597	2,110,075
Interest expense	132,681,656	99,271,197	73,657,618	54,067,022	72,951,202
Amortization premiums related to indebtedness	(1,610,183)	(2,229,657)	312,296	(1,890,710)	1,560,478
Estimate of the interest within rental expense	500,654	450,760	242,436	159,380	214,041

Total Fixed Charges	135,239,879	102,681,154	78,209,471	55,279,289	76,835,796

Net income (loss)	(191,144,342)	(712,567,398)	(265,542,989)	(170,058,427)	2,600,478
Hydrocarbon Income Tax (IRP)	—	—	(18,735,301)	3,787,543	2,392,919
Income Tax and Others	(40,291,940)	(45,587,267)	3,773,966	3,672,466	2,138,856
Cumulative effect of adoption of new accounting standards	—	—	—	—	—
Profit sharing in subsidiaries and affiliates (income from equity investees)	(2,135,845)	(2,318,115)	(34,368)	(706,710)	(4,797,607)

Pretax income from continuing operations before income from equity investees	(233,572,127)	(760,472,780)	(280,538,692)	(163,305,128)	2,334,646
Fixed Charges:	135,239,879	102,681,154	78,209,471	55,279,289	76,835,796
Amortization of interest capitalized	146,710	210,354	159,885	117,744	84,403
Distributed income of investments shares	293,397	359,941	736,302	914,116	685,704
Interest capitalized in fixed assets	(3,667,752)	(5,258,854)	(3,997,121)	(2,943,597)	(2,110,075)

Earnings	(101,559,893)	(662,480,185)	(205,430,155)	(109,937,576)	77,830,474

Amount by which fixed charges exceed earnings	236,799,772	765,161,339	283,639,626	165,216,865	—
Ratio of earnings to fixed charges	—	—	—	—	1.01